

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05045902

February 24, 2005

Kelly B. Rose
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/24/2005

Re: ConocoPhillips
Incoming letter dated December 30, 2004

Dear Ms. Rose:

This is in response to your letters dated December 30, 2004 and January 10, 2005 concerning the shareholder proposal submitted to ConocoPhillips by Antonio L. Quintas. We also have received a letter from the proponent dated January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 1 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

December 30, 2004

001349.0165

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Antonio L. Quintas – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), we are filing six copies of (1) this letter, (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by Mr. Antonio L. Quintas (the "Proponent") and (3) all correspondence between the Company and the Proponent relating to the Proposal. On December 6, 2004, the Company received the enclosed letter dated November 23, 2004 from the Proponent containing the Proposal and requesting inclusion in the Company's proxy statement and form of proxy for the 2005 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials.

Description of the Proposal

The Proposal requests that "as the terms in office of elected Directors expire, potential candidates of the highest personal and petroleum qualifications, integrity and values shall de [sic] selected and recommended for election, in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills."

With regard to the eligibility of the Proponent to submit a shareholder proposal in accordance with Rule 14a-8 under the Act, the Proponent's letter stated: "I am owner of at least one thousand dollars worth of ConocoPhillips stock and intend to remain so past the 2005 Annual Meeting."

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f).

Pursuant to Rule 14a-8(b)(1), to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of a company's voting securities for at least one year as of the date the shareholder submits the proposal. If the shareholder is the registered holder of the securities, the company can independently verify the shareholder's eligibility. However, if the shareholder is not a registered holder, the shareholder must prove its eligibility to the company by submitting (i) a written statement from the record holder of the securities verifying that, at the time the shareholder submitted the proposal, the shareholder continuously held the securities for at least one year, or (ii) various filings with the Commission and accompanying statements demonstrating the shareholder's eligibility. If a shareholder fails to meet an eligibility requirement, a company may exclude the shareholder's proposal pursuant to Rule 14a-8(f) if (i) within 14 days of receiving the proposal, the company provides the shareholder with written notice of the defect, including the time frame for responding, and (ii) the shareholder fails to respond to this notice within 14 days of receiving notice of the defect or the shareholder timely responds but does not cure the defect. Staff Legal Bulletin No. 14 (July 13, 2001).

In this case, the Proponent does not appear on the Company's books as a registered holder and did not include evidence demonstrating that he satisfied Rule 14a-8(b) with his letter to the Company accompanying the Proposal. The only evidence the Proponent provided of his eligibility was his statement that he is the "owner of at least one thousand dollars worth of [the Company's] stock," which on its face does not satisfy the requirements of Rule 14a-8(b). Accordingly, in a letter dated December 13, 2004, which was sent within 14 days of the Company's receipt of the Proposal, the Company informed the Proponent of the requirements of Rule 14a-8(b) and stated the type of documents that constitute sufficient proof of eligibility. A copy of the Company's response letter is attached hereto. The Company's December 13 letter was sent to the Proponent via UPS overnight mail, and the Company has confirmation from UPS that the Proponent received the letter on December 17, 2004. A copy of the confirmation of receipt is attached hereto. The Proponent's response was required to be postmarked, or transmitted electronically, no later than December 31, 2004 (14 days from the date he received the Company's notice) and, to date, the Proponent has failed to respond to this notice. However, we acknowledge that because the Proponent resides outside of the United States, it is possible that the Company may receive the Proponent's postmarked response or electronic transmission after the date of this letter or after December 31, 2004. If this should occur, we will notify the Staff of the Proponent's response.

The Staff has consistently stated that Rule 14a-8(f) "provides that a registrant may omit a shareholder proposal . . . if it has notified a proponent of any procedural or eligibility deficiencies . . . within 14 days of receipt of the proposal and the proponent has failed to correct any such deficiencies within 14 days of receipt of the company's notification." Citigroup Inc. (available January 22, 2002); *see, e.g.*, Milacron Inc. (available December 21, 2004) (excluding a proposal because the proponent failed to supply, within 14 days of receipt of the company's request, documentary support evidencing that he satisfied the minimum ownership requirements for the one-year period required by Rule 14a-8(b)); FedEx Corporation (available July 1, 2004) (same); Morgan Stanley (available December 24, 2002) (same); and Eastman Kodak Company (available February 7, 2001) (same).

For the foregoing reasons, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to provide, within 14 days of receiving the Company's notice of deficiency, documentary support that he held the requisite number of shares of the Company's common stock for at least one year as of the date of the Proposal's submission.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if it violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. A statement is materially false or misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has consistently taken the position that proposals containing indefinite criteria concerning director qualifications may be omitted from a company's proxy materials. *See, e.g.*, Norfolk Southern Corporation (available February 13, 2002) (excluding a proposal containing "vague and indefinite" criteria concerning director qualifications); and Exxon Corporation (available January 29, 1992) (excluding a proposal requesting that "no one be elected to the Board of Directors who has taken the company into bankruptcy or one of the Chapter 7-11 or 13 or after losing considerable amounts of money" as vague and indefinite).

The proposal at issue in Norfolk Southern Corporation stated: "BE IT RESOLVED: that the NS Board of Directors is urged to provide for shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry." Norfolk Southern Corporation (available February 13, 2002). In response to Norfolk Southern's argument that the proposal contained no guidelines to evaluate the proposed qualifications, the Staff agreed that the proposal could be excluded under Rule 14a-8(i)(3) because "although the proposal appears directed at the subject of director qualifications, the proposal includes criteria toward that object that are vague and indefinite." *Id.*

The Company believes that the Proposal's criteria are similarly vague and indefinite, making it impossible to determine what qualifications a board nominee must possess in order to satisfy the Proposal. The Proposal recommends that only potential candidates "of the highest personal and petroleum qualifications, integrity and values" be selected and recommended for election, but does not provide a basis for evaluating these characteristics. For example, the Proposal provides no guidance in determining what type of experience would constitute the "highest . . . petroleum qualifications." Although it is the stated aim of the Proposal to increase the number of directors with "experience in the oil and gas industry," it does not describe what type of experience in so broad an industry is necessary, much less how to determine whether this qualification is the "highest."

Moreover, as discussed further below, the Proposal's requirement that a candidate possess "the highest personal . . . qualifications, integrity and values", while containing criteria that the Company certainly desires in any of its Board nominees, is too vague and indefinite to include in a proxy statement, given the likelihood of differing interpretations among voting stockholders and the Board of Directors. The qualities of "integrity" and "values" are inherently subjective, making the Proposal misleading "since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's Board in implementing the proposal." *See* Exxon Corporation (available January 29, 1992); A.H. Belo Corporation (available January 29, 1998) (excluding a proposal because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved"); Occidental Petroleum Corporation (available February 11, 1991) (excluding a proposal relating to the "buyback" of shares by the company because it was "unclear what action the Company would be required to take if the proposal were adopted"); and Gannett Co., Inc. (available February 24, 1998) (excluding a proposal because it was "unclear what action the Company would take if the proposal were adopted").

The Proposal is also impermissibly misleading under Rule 14a-9. The Proposal states that the implementation of these criteria is necessary "in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills." Stockholders voting for the Proposal may believe that its implementation would result in parity among professional experience among the Board of Directors. But the Proposal provides only for the nomination of candidates with experience in the petroleum industry. If implemented, the Proposal would require that as each directorship becomes vacant the nominated candidate would necessarily come from the petroleum industry. This would eventually result not in parity between directors with multiple expertise as the Proposal suggests, but instead with a Board of Directors comprising only representatives from the petroleum industry.

For the foregoing reasons, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(3) because the Proposal is false and misleading.

Alternate Bases for Exclusion - Rule 14a-8(i)(10) and Rule 14a-8(i)(8).

Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a shareholder proposal may be excluded if the company has already substantially implemented the proposal. According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (available March 28, 1991). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

The Company believes that the Proposal has already been substantially implemented because the Company's Corporate Governance Guidelines already address director qualifications. These qualifications substantially reflect the Proposal's request for highly qualified nominees reflecting a broad range of skills and experience, as well as character:

> CORPORATE GOVERNANCE GUIDELINES
>
> 1. Director Qualifications
>
> The Board will have a substantial majority of directors who meet the criteria for independence required by the New York Stock Exchange. The Committee on Directors' Affairs is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of potential new Board members as well as the composition of the Board as a whole. This assessment will include members' qualification as independent, as well as consideration of *character*, *judgment*, diversity, age, *skills*, including financial literacy, and *experience in the context of the needs of the Board.* (emphasis added)

These current guidelines require the Committee on Directors' Affairs when assessing the qualifications of director nominees to address substantially the same criteria as provided for in the Proposal. While the Proposal requires candidates to be of the highest personal qualification, the existing guidelines address "character" and "judgment," traits synonymous with integrity and values. Moreover, the current guidelines also require the committee to consider a candidate's experience, in the petroleum industry or otherwise, when considering the needs of the Board of Directors. Accordingly, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(10) because the existing guidelines "compare favorably" with the Proposal, and that therefore the Proposal has been substantially implemented.

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) provides that a company may exclude a shareholder proposal that relates to an election for membership on a company's board of directors. The Staff has taken the position that "the requirement that a particular person or persons from a specified group be included in management's slate of nominees relates to the elections of these persons." AT&T (available January 11, 1991). In reaching this conclusion, the Staff noted that "the principal purpose of [rule 14a-8(c)(8)] is to make clear, with respect to corporate elections, that [r]ule 14a-8 is not the proper means for conducting campaigns." *Id.* The Proposal provides that only candidates with experience in the petroleum industry be qualified for election to the Company's Board of Directors. Even if its criteria could be interpreted with sufficient specificity to implement the Proposal, it would impermissibly mandate the election of board nominees from a specific group, namely individuals with experience in the "petroleum industry."

The Proposal is analogous to other proposals requiring the election of directors from a specific group from which the Staff has granted no-action relief. Such no-actions letters include Allied Corporation (available January 5, 1984), where a shareholder proposal stated that one member of the board of directors should be a non-management salaried employee of Allied Corporation. In the Staff s view, "the proposal's requirement that a member of a certain specified employee group become a director can be excluded as relating to an election to office." In AT&T (available January 11, 1991), the Staff concluded that a proposal requesting that two nominees for election to the company's board of directors be selected by unions representing AT&T employees was properly omitted under Rule 14a-8(c)(8) [predecessor of Rule 14a-8(i)(8)], as relating to an election to office. The Staff stated that "a requirement that a particular person or persons from specified groups be included in management's slate of nominees relates to the election of these persons."

Additional examples of proposals properly excluded as relating to election to office are found in Staff no-action letters addressing requirements for the nomination of persons from a certain specific group. *See* Pacific Gas and Electric Co. (available December 12, 1989) (excluding a proposal requiring nomination of a person with five years experience as an executive of an environmental organization); Tylan Corporation (available September 25, 1987) (excluding a proposal because it would have required the nomination of a slate of directors to represent the interests of outside and minority employee stockholders, employees and bank lenders); and CNA Financial Corporation (available February 5, 1983) (excluding a proposal which required that three non-management shareholders not presently serving on the board be appointed to the board). This Proposal, like those omitted in the above authorities, impermissibly mandates the election of directors from a specific group of individuals.

This longstanding approach in granting no-action relief to proposals requiring nomination from a discrete group reinforces the Staff's position that shareholder proposals are not the proper mechanism for conducting campaigns. *See* AT&T (available January 11, 1991). To ensure that the Company's Board of Directors represents the interests of all its stockholders, it is imperative that stockholders make use of the procedures outlined in the Company's bylaws for properly nominating their chosen candidates. If the Proponent desires to nominate a candidate with strong oil and gas credentials, he may do so using these procedures. Because the Proposal seeks to circumvent these procedures in violation of Rule 14a-8(i)(8), the Company believes that the Proposal may be omitted from its 2005 Proxy Materials.

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2005 Annual Meeting with the Commission on or about March 21, 2005.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (713) 229-1796.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,



Kelly B. Rose

cc: Mr. Antonio L. Quintas (by FedEx)

Elizabeth A. Cook
ConocoPhillips

HOU03:1003859.4

KEC

RECEIVED
DEC - 6 2004
JUDY LAMBETH

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal
Phone: 351 261 815 863

November 23, 2004

Mrs. E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Dear Mrs. Lambeth,

I hereby submit the following proposal for inclusion in the Proxy Statement to be voted at the 2005 Annual Meeting.

I confirm that I am owner of at least one thousand dollars worth of ConocoPhillips stock and intend to remain so past the 2005 Annual Meeting.

PROPOSAL

ConocoPhillips is a major oil and gas company. The Board of Directors comprises currently 16 directors with only three coming from the oil and gas industry. The remaining 13 have pursued their main professional carriers in other areas of activity.

The Board should be independent , but independence should not be synonymous with limited experience in the petroleum business.

While it is recognized that Board members with knowledge other than oil and gas bring precious contribution to the Board, the current situation is unbalanced.
Paradigmatic of this unbalance is the Compensation Committee of the Board which is made solely with members coming from the outside of the petroleum industry. Yet, its members, have an important role in evaluating the performance and determining the compensation of the Company executives and other key employees.
It would seem prudent to strengthen the professional qualifications of oil and gas matters in this as well as other Committees of the Board.

Thus, it is recommended to the Board, in particular the Committee on Directors' Affairs, that as the terms in office of elected Directors expire, potential candidates of the highest personal and petroleum qualifications, integrity and values shall de selected and recommended for election, in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills.

END OF PROPOSAL

Very truly yours,



A. L. Quintas

c.c.: President J. J. Mulva



Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 13, 2004

Mr. A. L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

Re: Proposal for 2005 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We have received your proposal dated November 23, 2004. We appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2005 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2005 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2005 Annual Meeting of Shareholders.

- You may submit no more than one proposal to ConocoPhillips for the 2005 Annual Meeting of Shareholders. If you have submitted more than one proposal, please indicate which single proposal you wish to submit for a vote at the 2005 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,



Elizabeth A. Cook





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Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

351 261 815 863

January 14, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: No Action Request of BakerBotts L.L.P. of January 10, 2005 on Behalf of ConocoPhillips - Proposal of A. L. Quintas

Ladies and Gentlemen:

In defense of the above subject proposal I, respectfully, submit to your consideration the following:

1) Exclusion of the Proposal Pursuant to Rule 14a-8(i)(3)

The main objection of BakerBotts centers on the expression: "... potential candidates of the highest personal and petroleum qualifications, integrity and values ...". Is this phrase so inherently vague and obscure that ConocoPhillips and its shareholders with reasonable certainty will fail to understand it?
Will the use of this expression justifies the outright condemnation of the proposal, without being given the opportunity to better it?
I believe it not!

ConocoPhillips, itself, wrote the following phrases to its shareholders in 2004, without any glossing: " Potential directors should possess the highest personal and professional ethics and values ..." (proxy statement, page 12) and, "Petroleum exploration ...", Petroleum... production", "Petroleum refining ... ", " Petroleum ... marketing" and petroleum products" to gloss "hydrocarbons" (2003 Anuual Report inside front cover, and glossary, page 112), see attachment one.

There is, thus, an apparent similarity between the lexicon and syntax of ConocoPhillips and the BakerBotts' questionable phrase of the proposal. The phrase is not as obtuse as BakerBotts makes it! The average person will grasp its meaning! Common words were used. ConocoPhillips and its shareholders are used to the expression questioned by BakerBotts as showed aforementioned.

BakerBotts alleges that implementing the proposal would result in " ... a Board of Directors comprising only representatives from the petroleum industry". Nothing in the proposal or the supporting statement leads to this absurd inference. The proposal does not aim at having representatives from a particular industry or group. The proposal envisages a parity between Directors with professional experience in the petroleum business and other professional pursuits. Should the proposal be considered somewhat moot, once achieved parity in the Board, this could be clarified.

2) Alternate Bases for Exclusion Rule 14a-8(i)(10) and Rule 14a-8(i)(8)

2.1- Rule 14a-8(i)(10)

BakerBotts contends that the ConocoPhillips' guidelines on directors qualifications compares favorably with the Proposal, and " ... therefore the Proposal has been substantially implemented". While the intrinsic personal directorial values (integrity and values versus character and judgment) compare favorably , the professional directorial qualifications do not. ConocoPhillips guidelines stress financial skills, the Proposal underlines petroleum literacy. The Proposal introduces an objective of parity between petroleum and other skills , which it is not contemplated either directly or indirectly in the Corporate Governance Guidelines of ConocoPhillips.

2.2- Rule 14a-8(i)(8)

BakerBotts defends that the Proposal "... mandate the election of board nominees from a specific group, namely ... in the petroleum industry" and that the Proposal " ... seeks to circumvent ..." the procedures for nominating chosen candidates.

The Proposal and supporting statement hinges on directors qualifications which is proper subject for a shareholder's proposal.

The intent of the Proposal is not introduce in the Board of ConocoPhillips the logic of group: defending the interests of the group in detriment of the interests of ConocoPhillips' shareholders. The term " petroleum industry" could be recast into 'petroleum literacy".

The proposal does not aim at interfering with the right that every shareholder has of proposing a candidate to a directorship.

3) Exclusion of the subject request of BakerBotts, L.L.P./ Kelly B. Rose

The right of a shareholder of ConocoPhillips to submit a proposal to the other shareholders is a fundamental right. The wavering of this right can only be done by a justified decision of the Board of ConocoPhillips in accordance with the bylaws. It would be legitimate to expect that such a decision would be communicated by the Secretary of the Company by order of the Board.

In the present case , this is done by an entity outside ConocoPhillips. It is presumed that either the Board approved the request or that has delegated this authority, with or without the power of subdelegation the responsibility to waver the Proposal. The subject letter of BakerBotts does not clarify this matter, but it should. A standard power of attorney my not suffice. By copy of this letter, the Secretary of ConocoPhillips is requested to clarify the terms of the decision of the Board that led to decision of not planning the inclusion of the Proposal in the Proxy Statement to the 2005 annual meeting.

Please find attached six copies of this letter. A copy is being sent to ConocoPhillips and BaberBotts L.L.P..

Very truly yours,



A. L. Quintas



600 North Dairy Ashford
Houston, Texas 77079

NOTICE OF 2004 ANNUAL SHAREHOLDERS MEETING

MAY 5, 2004

and

PROXY STATEMENT

Wednesday
May 5, 2004
10:30 a.m. local time

Omni Houston Hotel
Westside
13210 Katy Freeway
Houston, Texas 77079

March 29, 2004

Dear ConocoPhillips Shareholder:

On behalf of your board of directors and management, you are cordially invited to attend the Annual Meeting of Shareholders to be held at the Omni Houston Hotel Westside, 13210 Katy Freeway, Houston, Texas on Wednesday, May 5, 2004 at 10:30 a.m.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, please either complete and return the enclosed proxy card in the accompanying envelope or submit your proxy using the Internet or telephone procedures provided on the proxy card. Please note that submitting a proxy using any one of these methods will not prevent you from attending the meeting and voting in person.

You will find information regarding the matters to be voted on at the meeting in the enclosed proxy statement. ConocoPhillips' 2003 Annual Report to Shareholders is either enclosed with these materials or has previously been mailed to you.

In addition to the formal items of business to be brought before the meeting, there will be a report on ConocoPhillips' operations during 2003, followed by a question and answer period. Your interest in ConocoPhillips is appreciated. We look forward to seeing you on May 5.

Sincerely,

J. J. Mulva
President and
Chief Executive Officer

Archie W. Dunham
Chairman of the Board

Nominating Processes of the Committee on Directors' Affairs

The Committee on Directors' Affairs (the "Committee") is comprised of four non-employee directors all of whom are independent under NYSE listing standards and our Corporate Governance Guidelines. The Committee identifies, investigates and recommends to the Board director candidates with the goal of creating balance of knowledge, experience and diversity. Generally, the Committee identifies candidates through the personal, business and organizational contacts of the directors and management. Mr. Copeland, who was appointed by the Board of Directors in February 2004 to fill a seat vacated by Randall L. Tobias, was identified as a potential candidate by our Chief Executive Officer and was recommended by the Committee. Potential directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the Company's shareholders. In addition to reviewing a candidate's background and accomplishments, candidates for director nominees are reviewed in the context of the current composition of the Board and the evolving needs of the Company's businesses. It is the Board's policy that at all times at least a substantial majority of its members meets the standards of independence promulgated by the NYSE and the SEC and as set forth in the Company's Corporate Governance Guidelines, and that all members reflect a range of talents, ages, skills, diversity, and expertise, particularly in the areas of accounting and finance, management, domestic and international markets, leadership, and oil and gas related industries sufficient to provide sound and prudent guidance with respect to the Company's operations and interests. The Company also requires that its Board members be able to dedicate the time and resources sufficient to ensure the diligent performance of their duties on the Company's behalf, including attending all Board and applicable committee meetings.

The Company's bylaws permit shareholders to nominate directors for election at an annual shareholders meeting whether or not such nominee is submitted to and evaluated by the Committee on Directors' Affairs. To nominate a director using this process, the shareholder must follow procedures set forth in the Company's by-laws. Those procedures require a shareholder to notify the Company's Secretary of a proposed nominee not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding Annual Meeting of Shareholders. The notice to the Secretary should include the following:

- The nominee's name, age and business and residence addresses;
- The nominee's principal occupation or employment;
- The class and number of shares of the Company, if any, owned by the nominee;
- The name and address of the shareholder as they appear on the Company's books;
- The class and number of shares of Company stock owned by the shareholder as of the record date for the annual meeting (if this date has been announced) and as of the date of the notice;
- A representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the candidate specified in the notice;
- A description of all arrangements or understandings between the shareholder and the nominee; and
- Any other information regarding the nominee or shareholder that would be required to be included in a proxy statement relating to the election of directors.

The Committee will consider director candidates recommended by shareholders. If a shareholder wishes to recommend a director for nomination by the Committee, he or she should follow the same procedures set forth above for nominations to be made directly by the shareholder. In addition, the shareholder should provide such other information as it may deem relevant to the Committee's evaluation. Candidates recommended by the Company's shareholders are evaluated on the same basis as candidates recommended by the Company's directors, CEO, other executive officers, third party search firms or other sources.

building momentum


BLUE MARLIN

ConocoPhillips
e l e v a t e

2003 Annual Report

Our Purpose

Use Our Pioneering Spirit to Responsibly Deliver Energy to the World

Who We Are

ConocoPhillips is an international, integrated energy company. It is the third-largest integrated energy company in the United States, based on market capitalization, oil and gas proved reserves and production; and the largest refiner in the United States. Worldwide, of nongovernment-controlled companies, ConocoPhillips has the eighth-largest total of proved reserves and is the fourth largest refiner.

ConocoPhillips is known worldwide for its technological expertise in exploration and production, reservoir management and exploitation, liquefied natural gas, 3-D seismic technology, high-grade petroleum coke upgrading, and sulfur removal.

Headquartered in Houston, Texas, ConocoPhillips operates in more than 40 countries. The company has approximately 39,000 employees worldwide and assets of $82.5 billion. ConocoPhillips stock is listed on the New York Stock Exchange under the symbol "COP."

Our Businesses

The company has four core activities worldwide:

- Petroleum exploration and production.
- Petroleum refining, marketing, supply and transportation.
- Natural gas gathering, processing and marketing, including a 30.3 percent interest in Duke Energy Field Services, LLC.
- Chemicals and plastics production and distribution through a 50 percent interest in Chevron Phillips Chemical Company LLC.

In addition, the company is investing in several emerging businesses — gas-to-liquids, power generation, the development and marketing of environmentally friendly fuels technologies, and other emerging technologies — that provide current and potential future growth opportunities.

Contents

Our Theme: Building Momentum

A ship steaming through the open ocean carries on its deck one of the platforms for the Bayu-Undan project in the Timor Sea. The movement through the water of the ship and its cargo represents the momentum ConocoPhillips is building as it enters its second full year as a combined company. The company achieved excellent financial results in 2003 and enhanced value to its shareholders. ConocoPhillips is continuing to build momentum using a disciplined financial approach to capture synergies and improve the balance sheet, as well as moving forward with the development of legacy upstream projects like Bayu-Undan, which began production of natural gas liquids and condensate in February 2004.



building momentum
ConocoPhillips

Glossary

Appraisal Drilling: Drilling carried out following the discovery of a new field to determine the physical extent, amount of reserves and likely production rate of the field.

Aromatics: Hydrocarbons that have at least one benzene ring as part of their structure. Aromatics include benzene, toluene and xylenes.

Barrels of Oil Equivalent (BOE): A term used to quantify oil and natural gas amounts using the same measurement. Gas volumes are converted to barrels on the basis of energy content — 6,000 cubic feet of gas equals one barrel of oil.

Catalyst: Substance that increases the rate of a chemical reaction between other substances.

Coke: A solid carbon product produced by thermal cracking.

Commercial Field: An oil or natural gas field that, under existing economic and operating conditions, is judged to be capable of generating enough revenues to exceed the costs of development.

Condensate: Light liquid hydrocarbons. As they exist in nature, condensates are produced in natural gas mixtures and separated from the gases by absorption, refrigeration and other extraction processes.

Cyclohexane: The cyclic form of hexane used as a raw material in the manufacture of nylon.

Deepwater: Water depth of at least 1,000 feet.

Distillates: The middle range of petroleum liquids produced during the processing of crude oil. Products include diesel fuel, heating oil and kerosene.

Downstream: Refining, marketing and transportation operations.

Ethylene: Basic chemical used in the manufacture of plastics (such as polyethylene), antifreeze and synthetic fibers.

Exploitation: Focused, integrated effort to extend the economic life, production and reserves of an existing field.

Feedstock: Crude oil, natural gas liquids, natural gas or other materials used as raw ingredients for making gasoline, other refined products or chemicals.

Fluid Catalytic Cracking Unit: A refinery unit that cracks large hydrocarbon molecules into lighter, more valuable products such as gasoline components, propanes, butanes and pentanes, using a powdered catalyst that is maintained in a fluid state by use of hydrocarbon vapor, inert gas, or steam.

Gas-to-Liquids (GTL): A process that converts natural gas to clean liquid fuels.

Hydrocarbons: Organic chemical compounds of hydrogen and carbon atoms that form the basis of all petroleum products.

Improved Recovery: Technology for increasing or prolonging the productivity of oil and gas fields. This is a special field of activity and research in the oil and gas industry.

Liquefied Natural Gas (LNG): Gas, mainly methane, that has been liquefied in a refrigeration and pressure process to facilitate storage or transportation.

Liquids: An aggregate of crude oil and r ..ural gas liquids; also known as hydrocarbon liquids.

Margins: Difference between sales prices and feedstock costs, or in some instances, the difference between sales prices and feedstock and manufacturing costs.

Midcycle Returns: Midcycle returns are calculated assuming prices of $20 per barrel for West Texas Intermediate crude oil, $3.25 per thousand cubic feet of gas at Henry Hub, and $3 25 per barrel Gulf Coast crack spread for refined products.

Midstream: Natural gas gathering, processing and marketing operations.

Natural Gas Liquids (NGL): A mixed stream of ethane, propane, butanes and pentanes that is split into individual components. These components are used as feedstocks for refineries and chemical plants.

Olefins: Basic chemicals made from oil or natural gas liquids feedstocks; commonly used to manufacture plastics and gasoline. Examples are ethylene and propylene.

Paraxylene: An aromatic compound used to make polyester fibers and plastic soft drink bottles.

Polyethylene: Plastic made from ethylene used in manufacturing products including trash bags, milk jugs, bottles and pipe.

Polypropylene: Basic plastic derived from propylene used in manufacturing products including fibers, films and automotive parts.

Reservoir: A porous, permeable sedimentary rock formation containing oil and/or natural gas, enclosed or surrounded by layers of less permeable or impervious rock.

Styrene: A liquid hydrocarbon used in making various plastics by polymerization or copolymerization.

Syncrude: Synthetic crude oil derived by upgrading bitumen extractions from mine deposits of oil sands.

S Zorb™ Sulfur Removal Technology (S Zorb): The name for ConocoPhillips' proprietary sulfur removal technologies for gasoline and diesel fuel. The technologies remove sulfur to ultra-low levels while preserving important product characteristics and consuming minimal amounts of hydrogen, a critical element in refining.

Tension-Leg Platform: A semisubmersible drilling platform held in position by multiple cables anchored to the ocean floor.

Three-Dimensional Seismic: Three-dimensional images created by bouncing sound waves off underground rock formations; used by oil companies to determine the best places to drill for hydrocarbons.

Throughput: The average amount of raw material that is processed in a given period by a facility, such as a natural gas processing plant, an oil refinery or a petrochemical plant.

Total Recordable Rate: A metric for evaluating safety performance calculated by multiplying the total number of recordable cases by 200,000 then dividing by the total number of work hours.

Upstream: Oil and natural gas exploration and production, as well as gas gathering, activities.

Wildcat Drilling: Exploratory drilling performed in an unproven area, far from producing wells.

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

January 10, 2005

001349.0165

BY HAND

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Antonio L. Quintas – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On December 6, 2004, ConocoPhillips, a Delaware corporation (the "Company"), received a letter dated November 23, 2004 from Mr. Antonio L. Quintas (the "Proponent") containing a proposed shareholder resolution and statement in support thereof (the "Proposal") and requesting inclusion in the Company's proxy statement and form of proxy for the 2005 Annual Meeting of Stockholders (the "Proxy Materials").

On December 30, 2004, we submitted a request (the "Request") on behalf of the Company to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Division (the "Staff") advise the Company that it would not recommend any enforcement action to the Commission if the Company were to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f), Rule 14a-8(i)(3) or Rule 14a-8(i)(10) and Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended (the "Act").

On January 4, 2005, the Company received a letter dated January 3, 2005 from the Proponent responding to the Request and providing evidence that he satisfied the eligibility requirements of Rule 14a-8(b). As such, we respectfully withdraw Rule 14a-8(b) and Rule 14a-8(f) as a basis for exclusion of the Proposal. However, we continue to respectfully request your advice that the Division will not recommend any enforcement action to the Commission if, in reliance on the other bases for exclusion cited in the Request, the Company excludes the Proposal from the Proxy Materials.

For the Staff's convenience, we have restated the other bases for exclusion cited in the Request, and we have enclosed a copy of all correspondence between the Company and the Proponent relating to the Proposal. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

Description of the Proposal

The Proposal requests that "as the terms in office of elected Directors expire, potential candidates of the highest personal and petroleum qualifications, integrity and values shall de [sic] selected and recommended for election, in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills."

With regard to the eligibility of the Proponent to submit a shareholder proposal in accordance with Rule 14a-8 under the Act, the Proponent's November 23, 2004 letter stated: "I am owner of at least one thousand dollars worth of ConocoPhillips stock and intend to remain so past the 2005 Annual Meeting." The Proponent did not include evidence demonstrating that he satisfied the eligibility requirements of Rule 14a-8(b). Accordingly, in a letter dated December 13, 2004, which was sent within 14 days of the Company's receipt of the Proposal, the Company informed the Proponent of the requirements of Rule 14a-8(b) and stated the type of documents that constitute sufficient proof of eligibility. On January 4, 2005, the Company received a letter from the Proponent dated January 3, 2005 stating, among other things, that he is a registered stockholder of the Company and that he "intend[s] to hold the . . . shares-in excess of US $2000.00, past the 2005 annual meeting." The Company has independently verified the Proponent's eligibility to submit a shareholder proposal in accordance with Rule 14a-8 under the Act.

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if it violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. A statement is materially false or misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has consistently taken the position that proposals containing indefinite criteria concerning director qualifications may be omitted from a company's proxy materials. *See, e.g.*, Norfolk Southern Corporation (available February 13, 2002) (excluding a proposal containing "vague and indefinite" criteria concerning director qualifications); and Exxon Corporation (available January 29, 1992) (excluding a proposal requesting that "no one be elected to the Board of Directors who has taken the company into bankruptcy or one of the Chapter 7-11 or 13 or after losing considerable amounts of money" as vague and indefinite).

The proposal at issue in Norfolk Southern Corporation stated: "BE IT RESOLVED: that the NS Board of Directors is urged to provide for shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry." Norfolk Southern Corporation (available February 13, 2002). In response to Norfolk Southern's argument that the proposal contained no guidelines to evaluate the proposed qualifications, the Staff agreed that the proposal could be excluded under Rule 14a-8(i)(3) because "although the proposal appears directed at the subject of director qualifications, the proposal includes criteria toward that object that are vague and indefinite." *Id.*

The Company believes that the Proposal's criteria are similarly vague and indefinite, making it impossible to determine what qualifications a board nominee must possess in order to satisfy the Proposal. The Proposal recommends that only potential candidates "of the highest personal and petroleum qualifications, integrity and values" be selected and recommended for election, but does not provide a basis for evaluating these characteristics. For example, the Proposal provides no guidance in determining what type of experience would constitute the "highest . . . petroleum qualifications." Although it is the stated aim of the Proposal to increase the number of directors with "experience in the oil and gas industry," it does not describe what type of experience in so broad an industry is necessary, much less how to determine whether this qualification is the "highest."

Moreover, as discussed further below, the Proposal's requirement that a candidate possess "the highest personal . . . qualifications, integrity and values", while containing criteria that the Company certainly desires in any of its Board nominees, is too vague and indefinite to include in a proxy statement, given the likelihood of differing interpretations among voting stockholders and the Board of Directors. The qualities of "integrity" and "values" are inherently subjective, making the Proposal misleading "since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's Board in implementing the proposal." *See* Exxon Corporation (available January 29, 1992); A.H. Belo Corporation (available January 29, 1998) (excluding a proposal because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved"); Occidental Petroleum Corporation (available February 11, 1991) (excluding a proposal relating to the "buyback" of shares by the company because it was "unclear what action the Company would be required to take if the proposal were adopted"); and Gannett Co., Inc. (available February 24, 1998) (excluding a proposal because it was "unclear what action the Company would take if the proposal were adopted").

The Proposal is also impermissibly misleading under Rule 14a-9. The Proposal states that the implementation of these criteria is necessary "in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills." Stockholders voting for the Proposal may believe that its implementation would result in parity among professional experience among the Board of Directors. But the Proposal provides only for the nomination of candidates with experience in the petroleum industry. If implemented, the Proposal would require that as each directorship becomes vacant the nominated candidate would necessarily come from the petroleum industry. This would eventually result not in parity between directors with multiple expertise as the Proposal suggests, but instead with a Board of Directors comprising only representatives from the petroleum industry.

For the foregoing reasons, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(3) because the Proposal is false and misleading.

Alternate Bases for Exclusion - Rule 14a-8(i)(10) and Rule 14a-8(i)(8).

Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a shareholder proposal may be excluded if the company has already substantially implemented the proposal. According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (available March 28, 1991). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

The Company believes that the Proposal has already been substantially implemented because the Company's Corporate Governance Guidelines already address director qualifications. These qualifications substantially reflect the Proposal's request for highly qualified nominees reflecting a broad range of skills and experience, as well as character:

> CORPORATE GOVERNANCE GUIDELINES
>
> 1. Director Qualifications
>
> The Board will have a substantial majority of directors who meet the criteria for independence required by the New York Stock Exchange. The Committee on Directors' Affairs is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of potential new Board members as well as the composition of the Board as a whole. This assessment will include members' qualification as independent, as well as consideration of *character*, *judgment*, diversity, age, *skills*, including financial literacy, and *experience in the context of the needs of the Board.* (emphasis added)

These current guidelines require the Committee on Directors' Affairs when assessing the qualifications of director nominees to address substantially the same criteria as provided for in the Proposal. While the Proposal requires candidates to be of the highest personal qualification, the existing guidelines address "character" and "judgment," traits synonymous with integrity and values. Moreover, the current guidelines also require the committee to consider a candidate's experience, in the petroleum industry or otherwise, when considering the needs of the Board of Directors. Accordingly, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(10) because the existing guidelines "compare favorably" with the Proposal, and that therefore the Proposal has been substantially implemented.

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) provides that a company may exclude a shareholder proposal that relates to an election for membership on a company's board of directors. The Staff has taken the position that "the requirement that a particular person or persons from a specified group be included in management's slate of nominees relates to the elections of these persons." AT&T (available January 11, 1991). In reaching this conclusion, the Staff noted that "the principal purpose of [rule 14a-8(c)(8)] is to make clear, with respect to corporate elections, that [r]ule 14a-8 is not the proper means for conducting campaigns." *Id.* The Proposal provides that only candidates with experience in the petroleum industry be qualified for election to the Company's Board of Directors. Even if its criteria could be interpreted with sufficient specificity to implement the Proposal, it would impermissibly mandate the election of board nominees from a specific group, namely individuals with experience in the "petroleum industry."

The Proposal is analogous to other proposals requiring the election of directors from a specific group from which the Staff has granted no-action relief. Such no-actions letters include Allied Corporation (available January 5, 1984), where a shareholder proposal stated that one member of the board of directors should be a non-management salaried employee of Allied Corporation. In the Staff s view, "the proposal's requirement that a member of a certain specified employee group become a director can be excluded as relating to an election to office." In AT&T (available January 11, 1991), the Staff concluded that a proposal requesting that two nominees for election to the company's board of directors be selected by unions representing AT&T employees was properly omitted under Rule 14a-8(c)(8) [predecessor of Rule 14a-8(i)(8)], as relating to an election to office. The Staff stated that "a requirement that a particular person or persons from specified groups be included in management's slate of nominees relates to the election of these persons."

Additional examples of proposals properly excluded as relating to election to office are found in Staff no-action letters addressing requirements for the nomination of persons from a certain specific group. *See* Pacific Gas and Electric Co. (available December 12, 1989) (excluding a proposal requiring nomination of a person with five years experience as an executive of an environmental organization); Tylan Corporation (available September 25, 1987) (excluding a proposal because it would have required the nomination of a slate of directors to represent the interests of outside and minority employee stockholders, employees and bank lenders); and CNA Financial Corporation (available February 5, 1983) (excluding a proposal which required that three non-management shareholders not presently serving on the board be appointed to the board). This Proposal, like those omitted in the above authorities, impermissibly mandates the election of directors from a specific group of individuals.

This longstanding approach in granting no-action relief to proposals requiring nomination from a discrete group reinforces the Staff's position that shareholder proposals are not the proper mechanism for conducting campaigns. *See* AT&T (available January 11, 1991). To ensure that the Company's Board of Directors represents the interests of all its stockholders, it is imperative that stockholders make use of the procedures outlined in the Company's bylaws for properly nominating their chosen candidates. If the Proponent desires to nominate a candidate with strong oil and gas credentials, he may do so using these procedures. Because the Proposal seeks to circumvent these procedures in violation of Rule 14a-8(i)(8), the Company believes that the Proposal may be omitted from its 2005 Proxy Materials.

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2005 Annual Meeting with the Commission on or about March 21, 2005.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (713) 229-1796.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,



Kelly B. Rose

cc: Mr. Antonio L. Quintas (by FedEx)

Elizabeth A. Cook
ConocoPhillips

HOU03:1005346.2

KEC

RECEIVED
DEC - 6 2004
JUDY LAMBETH

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal
Phone: 351 261 815 863

November 23, 2004

Mrs. E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Dear Mrs. Lambeth,

I hereby submit the following proposal for inclusion in the Proxy Statement to be voted at the 2005 Annual Meeting.

I confirm that I am owner of at least one thousand dollars worth of ConocoPhillips stock and intend to remain so past the 2005 Annual Meeting.

PROPOSAL

ConocoPhillips is a major oil and gas company. The Board of Directors comprises currently 16 directors with only three coming from the oil and gas industry. The remaining 13 have pursued their main professional carriers in other areas of activity.

The Board should be independent , but independence should not be synonymous with limited experience in the petroleum business.

While it is recognized that Board members with knowledge other than oil and gas bring precious contribution to the Board, the current situation is unbalanced.
Paradigmatic of this unbalance is the Compensation Committee of the Board which is made solely with members coming from the outside of the petroleum industry. Yet, its members, have an important role in evaluating the performance and determining the compensation of the Company executives and other key employees.
It would seem prudent to strengthen the professional qualifications of oil and gas matters in this as well as other Committees of the Board.

Thus, it is recommended to the Board, in particular the Committee on Directors' Affairs, that as the terms in office of elected Directors expire, potential candidates of the highest personal and petroleum qualifications, integrity and values shall de selected and recommended for election, in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills.

END OF PROPOSAL

Very truly yours,



A. L. Quintas

c.c.: President J. J. Mulva



Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 13, 2004

Mr. A. L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

Re: Proposal for 2005 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We have received your proposal dated November 23, 2004. We appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2005 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2005 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2005 Annual Meeting of Shareholders.

- You may submit no more than one proposal to ConocoPhillips for the 2005 Annual Meeting of Shareholders. If you have submitted more than one proposal, please indicate which single proposal you wish to submit for a vote at the 2005 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,



Elizabeth A. Cook





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Status:	Delivered Proof of Delivery
Delivered on:	Dec 17, 2004 12:31 P.M.
Signed by:	QUINTAS
Location:	RECEIVER
Delivered to:	MAFRA, PT
Shipped or Billed on:	Dec 15, 2004
Tracking Number:	1Z 770 348 66 9738 173 5
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Date/ Time	Location	Activity
Dec 17, 2004		
12:31 P.M.	LISBON, PT	DELIVERY
8:09 A.M.	LISBON, PT	OUT FOR DELIVERY
8:09 A.M.	LISBON, PT	OUT FOR DELIVERY
5:08 A.M.	MAIA, PT	IMPORT SCAN
Dec 16, 2004		
9:32 P.M.	KOELN (COLOGNE), DE	ARRIVAL SCAN
8:40 A.M.	PHILADELPHIA, PA, US	DEPARTURE SCAN
6:55 A.M.	PHILADELPHIA, PA, US	ARRIVAL SCAN
5:22 A.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
4:35 A.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
1:01 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
Dec 15, 2004		
10:11 P.M.		DEPARTURE SCAN
9:39 P.M.	HOUSTON, TX, US	ARRIVAL SCAN
9:10 P.M.	STAFFORD, TX, US	DEPARTURE SCAN
8:37 P.M.	STAFFORD, TX, US	ORIGIN SCAN
6:26 P.M.	STAFFORD, TX, US	PICKUP SCAN
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BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

December 30, 2004

CONOCOPHILLIPS
001349.0165

Patrick Whitman
713.229.4062
FAX 713.229.2862
patrick.whitman@bakerbotts.com

BY FEDEX

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

Re: Shareholder Proposal of Mr. Antonio L. Quintas

Dear Mr. Quintas:

Enclosed please find one copy, with copies of all enclosures, of ConocoPhillips' no-action request regarding your shareholder proposal dated November 23, 2004 and received by ConocoPhillips on December 6, 2004.

Very truly yours,



Patrick Whitman

HOU03:1004350.1

BAKER BOTTS L.L.P

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

December 30, 2004

001349.0165

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Antonio L. Quintas – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), we are filing six copies of (1) this letter, (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by Mr. Antonio L. Quintas (the "Proponent") and (3) all correspondence between the Company and the Proponent relating to the Proposal. On December 6, 2004, the Company received the enclosed letter dated November 23, 2004 from the Proponent containing the Proposal and requesting inclusion in the Company's proxy statement and form of proxy for the 2005 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials.

Description of the Proposal

The Proposal requests that "as the terms in office of elected Directors expire, potential candidates of the highest personal and petroleum qualifications, integrity and values shall de [sic] selected and recommended for election, in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills."

With regard to the eligibility of the Proponent to submit a shareholder proposal in accordance with Rule 14a-8 under the Act, the Proponent's letter stated: "I am owner of at least one thousand dollars worth of ConocoPhillips stock and intend to remain so past the 2005 Annual Meeting."

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f).

Pursuant to Rule 14a-8(b)(1), to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of a company's voting securities for at least one year as of the date the shareholder submits the proposal. If the shareholder is the registered holder of the securities, the company can independently verify the shareholder's eligibility. However, if the shareholder is not a registered holder, the shareholder must prove its eligibility to the company by submitting (i) a written statement from the record holder of the securities verifying that, at the time the shareholder submitted the proposal, the shareholder continuously held the securities for at least one year, or (ii) various filings with the Commission and accompanying statements demonstrating the shareholder's eligibility. If a shareholder fails to meet an eligibility requirement, a company may exclude the shareholder's proposal pursuant to Rule 14a-8(f) if (i) within 14 days of receiving the proposal, the company provides the shareholder with written notice of the defect, including the time frame for responding, and (ii) the shareholder fails to respond to this notice within 14 days of receiving notice of the defect or the shareholder timely responds but does not cure the defect. Staff Legal Bulletin No. 14 (July 13, 2001).

In this case, the Proponent does not appear on the Company's books as a registered holder and did not include evidence demonstrating that he satisfied Rule 14a-8(b) with his letter to the Company accompanying the Proposal. The only evidence the Proponent provided of his eligibility was his statement that he is the "owner of at least one thousand dollars worth of [the Company's] stock," which on its face does not satisfy the requirements of Rule 14a-8(b). Accordingly, in a letter dated December 13, 2004, which was sent within 14 days of the Company's receipt of the Proposal, the Company informed the Proponent of the requirements of Rule 14a-8(b) and stated the type of documents that constitute sufficient proof of eligibility. A copy of the Company's response letter is attached hereto. The Company's December 13 letter was sent to the Proponent via UPS overnight mail, and the Company has confirmation from UPS that the Proponent received the letter on December 17, 2004. A copy of the confirmation of receipt is attached hereto. The Proponent's response was required to be postmarked, or transmitted electronically, no later than December 31, 2004 (14 days from the date he received the Company's notice) and, to date, the Proponent has failed to respond to this notice. However, we acknowledge that because the Proponent resides outside of the United States, it is possible that the Company may receive the Proponent's postmarked response or electronic transmission after the date of this letter or after December 31, 2004. If this should occur, we will notify the Staff of the Proponent's response.

The Staff has consistently stated that Rule 14a-8(f) "provides that a registrant may omit a shareholder proposal . . . if it has notified a proponent of any procedural or eligibility deficiencies . . . within 14 days of receipt of the proposal and the proponent has failed to correct any such deficiencies within 14 days of receipt of the company's notification." Citigroup Inc. (available January 22, 2002); *see, e.g.*, Milacron Inc. (available December 21, 2004) (excluding a proposal because the proponent failed to supply, within 14 days of receipt of the company's request, documentary support evidencing that he satisfied the minimum ownership requirements for the one-year period required by Rule 14a-8(b)); FedEx Corporation (available July 1, 2004) (same); Morgan Stanley (available December 24, 2002) (same); and Eastman Kodak Company (available February 7, 2001) (same).

For the foregoing reasons, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to provide, within 14 days of receiving the Company's notice of deficiency, documentary support that he held the requisite number of shares of the Company's common stock for at least one year as of the date of the Proposal's submission.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if it violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. A statement is materially false or misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has consistently taken the position that proposals containing indefinite criteria concerning director qualifications may be omitted from a company's proxy materials. *See, e.g.*, Norfolk Southern Corporation (available February 13, 2002) (excluding a proposal containing "vague and indefinite" criteria concerning director qualifications); and Exxon Corporation (available January 29, 1992) (excluding a proposal requesting that "no one be elected to the Board of Directors who has taken the company into bankruptcy or one of the Chapter 7-11 or 13 or after losing considerable amounts of money" as vague and indefinite).

The proposal at issue in Norfolk Southern Corporation stated: "BE IT RESOLVED: that the NS Board of Directors is urged to provide for shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry." Norfolk Southern Corporation (available February 13, 2002). In response to Norfolk Southern's argument that the proposal contained no guidelines to evaluate the proposed qualifications, the Staff agreed that the proposal could be excluded under Rule 14a-8(i)(3) because "although the proposal appears directed at the subject of director qualifications, the proposal includes criteria toward that object that are vague and indefinite." *Id.*

The Company believes that the Proposal's criteria are similarly vague and indefinite, making it impossible to determine what qualifications a board nominee must possess in order to satisfy the Proposal. The Proposal recommends that only potential candidates "of the highest personal and petroleum qualifications, integrity and values" be selected and recommended for election, but does not provide a basis for evaluating these characteristics. For example, the Proposal provides no guidance in determining what type of experience would constitute the "highest . . . petroleum qualifications." Although it is the stated aim of the Proposal to increase the number of directors with "experience in the oil and gas industry," it does not describe what type of experience in so broad an industry is necessary, much less how to determine whether this qualification is the "highest."

Moreover, as discussed further below, the Proposal's requirement that a candidate possess "the highest personal . . . qualifications, integrity and values", while containing criteria that the Company certainly desires in any of its Board nominees, is too vague and indefinite to include in a proxy statement, given the likelihood of differing interpretations among voting stockholders and the Board of Directors. The qualities of "integrity" and "values" are inherently subjective, making the Proposal misleading "since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's Board in implementing the proposal." *See* Exxon Corporation (available January 29, 1992); A.H. Belo Corporation (available January 29, 1998) (excluding a proposal because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved"); Occidental Petroleum Corporation (available February 11, 1991) (excluding a proposal relating to the "buyback" of shares by the company because it was "unclear what action the Company would be required to take if the proposal were adopted"); and Gannett Co., Inc. (available February 24, 1998) (excluding a proposal because it was "unclear what action the Company would take if the proposal were adopted").

The Proposal is also impermissibly misleading under Rule 14a-9. The Proposal states that the implementation of these criteria is necessary "in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills." Stockholders voting for the Proposal may believe that its implementation would result in parity among professional experience among the Board of Directors. But the Proposal provides only for the nomination of candidates with experience in the petroleum industry. If implemented, the Proposal would require that as each directorship becomes vacant the nominated candidate would necessarily come from the petroleum industry. This would eventually result not in parity between directors with multiple expertise as the Proposal suggests, but instead with a Board of Directors comprising only representatives from the petroleum industry.

For the foregoing reasons, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(3) because the Proposal is false and misleading.

Alternate Bases for Exclusion - Rule 14a-8(i)(10) and Rule 14a-8(i)(8).

Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a shareholder proposal may be excluded if the company has already substantially implemented the proposal. According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (available March 28, 1991). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

The Company believes that the Proposal has already been substantially implemented because the Company's Corporate Governance Guidelines already address director qualifications. These qualifications substantially reflect the Proposal's request for highly qualified nominees reflecting a broad range of skills and experience, as well as character:

> CORPORATE GOVERNANCE GUIDELINES
>
> 1. Director Qualifications
>
> The Board will have a substantial majority of directors who meet the criteria for independence required by the New York Stock Exchange. The Committee on Directors' Affairs is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of potential new Board members as well as the composition of the Board as a whole. This assessment will include members' qualification as independent, as well as consideration of *character*, *judgment*, diversity, age, *skills*, including financial literacy, and *experience in the context of the needs of the Board.* (emphasis added)

These current guidelines require the Committee on Directors' Affairs when assessing the qualifications of director nominees to address substantially the same criteria as provided for in the Proposal. While the Proposal requires candidates to be of the highest personal qualification, the existing guidelines address "character" and "judgment," traits synonymous with integrity and values. Moreover, the current guidelines also require the committee to consider a candidate's experience, in the petroleum industry or otherwise, when considering the needs of the Board of Directors. Accordingly, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(10) because the existing guidelines "compare favorably" with the Proposal, and that therefore the Proposal has been substantially implemented.

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) provides that a company may exclude a shareholder proposal that relates to an election for membership on a company's board of directors. The Staff has taken the position that "the requirement that a particular person or persons from a specified group be included in management's slate of nominees relates to the elections of these persons." AT&T (available January 11, 1991). In reaching this conclusion, the Staff noted that "the principal purpose of [rule 14a-8(c)(8)] is to make clear, with respect to corporate elections, that [r]ule 14a-8 is not the proper means for conducting campaigns." *Id.* The Proposal provides that only candidates with experience in the petroleum industry be qualified for election to the Company's Board of Directors. Even if its criteria could be interpreted with sufficient specificity to implement the Proposal, it would impermissibly mandate the election of board nominees from a specific group, namely individuals with experience in the "petroleum industry."

The Proposal is analogous to other proposals requiring the election of directors from a specific group from which the Staff has granted no-action relief. Such no-actions letters include Allied Corporation (available January 5, 1984), where a shareholder proposal stated that one member of the board of directors should be a non-management salaried employee of Allied Corporation. In the Staff s view, "the proposal's requirement that a member of a certain specified employee group become a director can be excluded as relating to an election to office." In AT&T (available January 11, 1991), the Staff concluded that a proposal requesting that two nominees for election to the company's board of directors be selected by unions representing AT&T employees was properly omitted under Rule 14a-8(c)(8) [predecessor of Rule 14a-8(i)(8)], as relating to an election to office. The Staff stated that "a requirement that a particular person or persons from specified groups be included in management's slate of nominees relates to the election of these persons."

Additional examples of proposals properly excluded as relating to election to office are found in Staff no-action letters addressing requirements for the nomination of persons from a certain specific group. *See* Pacific Gas and Electric Co. (available December 12, 1989) (excluding a proposal requiring nomination of a person with five years experience as an executive of an environmental organization); Tylan Corporation (available September 25, 1987) (excluding a proposal because it would have required the nomination of a slate of directors to represent the interests of outside and minority employee stockholders, employees and bank lenders); and CNA Financial Corporation (available February 5, 1983) (excluding a proposal which required that three non-management shareholders not presently serving on the board be appointed to the board). This Proposal, like those omitted in the above authorities, impermissibly mandates the election of directors from a specific group of individuals.

This longstanding approach in granting no-action relief to proposals requiring nomination from a discrete group reinforces the Staff's position that shareholder proposals are not the proper mechanism for conducting campaigns. *See* AT&T (available January 11, 1991). To ensure that the Company's Board of Directors represents the interests of all its stockholders, it is imperative that stockholders make use of the procedures outlined in the Company's bylaws for properly nominating their chosen candidates. If the Proponent desires to nominate a candidate with strong oil and gas credentials, he may do so using these procedures. Because the Proposal seeks to circumvent these procedures in violation of Rule 14a-8(i)(8), the Company believes that the Proposal may be omitted from its 2005 Proxy Materials.

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2005 Annual Meeting with the Commission on or about March 21, 2005.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (713) 229-1796.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,



Kelly B. Rose

cc: Mr. Antonio L. Quintas (by FedEx)

Elizabeth A. Cook
ConocoPhillips

HOU03:1003859.4

KEC

RECEIVED
DEC - 6 2004
JUDY LAMBETH

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal
Phone: 351 261 815 863

November 23, 2004

Mrs. E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Dear Mrs. Lambeth,

I hereby submit the following proposal for inclusion in the Proxy Statement to be voted at the 2005 Annual Meeting.

I confirm that I am owner of at least one thousand dollars worth of ConocoPhillips stock and intend to remain so past the 2005 Annual Meeting.

PROPOSAL

ConocoPhillips is a major oil and gas company. The Board of Directors comprises currently 16 directors with only three coming from the oil and gas industry. The remaining 13 have pursued their main professional carriers in other areas of activity.

The Board should be independent , but independence should not be synonymous with limited experience in the petroleum business.

While it is recognized that Board members with knowledge other than oil and gas bring precious contribution to the Board, the current situation is unbalanced.
Paradigmatic of this unbalance is the Compensation Committee of the Board which is made solely with members coming from the outside of the petroleum industry. Yet, its members, have an important role in evaluating the performance and determining the compensation of the Company executives and other key employees.
It would seem prudent to strengthen the professional qualifications of oil and gas matters in this as well as other Committees of the Board.

Thus, it is recommended to the Board, in particular the Committee on Directors' Affairs, that as the terms in office of elected Directors expire, potential candidates of the highest personal and petroleum qualifications, integrity and values shall de selected and recommended for election, in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills.

END OF PROPOSAL

Very truly yours,



A. L. Quintas

c.c.: President J. J. Mulva



Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 13, 2004

Mr. A. L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

Re: Proposal for 2005 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We have received your proposal dated November 23, 2004. We appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2005 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2005 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2005 Annual Meeting of Shareholders.

- You may submit no more than one proposal to ConocoPhillips for the 2005 Annual Meeting of Shareholders. If you have submitted more than one proposal, please indicate which single proposal you wish to submit for a vote at the 2005 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,



Elizabeth A. Cook





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2640-577 Mafra
Portugal

Telephone: 351 261 815 863

January 3, 2005

Mrs. E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Dear Mrs. Lambeth,

Regarding my proposal to the 2005 ConocoPhillips annual meeting, I received today by FedEx a copy of a non-action request filed with the S.E.C. by BakerBotts LLP.

I hereby request that the S.E.C., should be informed of the truth:

1) I did not fail to reply to Mrs. E. A. Cook's letter of Dec. 13, 2004; I replied by fax the same day I received it. Please find attached the fax and the transmittal report showing that was received correctly at your office.

2) It is claimed that I am not a registered stock holder. I continue to hold the same shares of ConocoPhillips that originated the ballot attached sent to me last year by ConocoPhillips. I should be in your records as a shareholder entitled to submit a proposal.

3) As mentioned earlier, I do not have yet the ConocoPhillips stock certificates that should have replaced the stock certificates of Phillips Petroleum Company (BA 68561, BA 86297, BA 86299, BA 86370).

4) As I intend to hold the above shares-in excess of US $2000.00, past the 2005 annual meeting, I would appreciate being informed of the procedure to obtain the said certificates. In the absence, of a particular procedure, please have the certificates sent to me at the above address by registered mail.

Very truly yours,



A. L. Quintas

Attached: three pages

c.c.: P. Whitman, BakerBotts LLP wo/a

Antonio L. Quintas
Rua da Escola, 3
Salgados

2640-577 Mafra
Portugal

Telephone: 351 261 815 863

November 17, 2004

Mrs. Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P.O. Box 4783
Houston, Texas 77210

Dear Mrs. Cook,

Thank you for your letter of December 13, 2004, which I received today via UPS.

I hereby confirm that I should be a registered shareholder of Conoco Phillips and intend to continue to hold at least $2.000 in market value through the date of the 2005 Annual Meeting of Shareholders of ConocoPhillips.

I was a registered shareholder of Phillips Petroleum Company. However, I am not yet in the possession of the ConocoPhillips stock certificates. I still hold the old Phillips certificates. Please advise or have the appropriate department of ConocoPhillips to advise of the procedure to obtain updated certificates.

Very truly yours,



A. L. Quintas

Antonio L. Quintas
Rua da Escola, 3
Salgados

261812474
17 Dez 2004 18:41

Última transação

Data	Hora	Tipo	Identificação	Duração	Págs	Resultado
17 Dez	18:41	Fax enviado	0012812934111	0:34	1	OK

This Proxy will be voted or not voted as you direct below. In the absence of such direction, it will be voted FOR Proposals 1, 2 and 3; and AGAINST Proposals 4 through 6.

Mark Here for Address Change or Comments PLEASE SEE REVERSE SIDE ☐

640 X054274
001750 20825C10 QUINTAS--A---L0000 514.7169

The Board of Directors recommends votes FOR Proposals 1, 2 and 3				The Board of Directors recommends votes AGAINST Proposals 4 through 6			
Proposal 1 - ELECTION OF CLASS II DIRECTORS	FOR ☐	WITHHOLD FOR ALL ☐	WITHHELD FOR (Write nominee name(s) in the space provided below):	Proposal 4 - OFFICER & DIRECTOR COMPENSATION	FOR ☐	AGAINST ☐	ABSTAIN ☐
01 David L. Boren 02 James E. Copeland, Jr. 03 Kenneth M. Duberstein 04 Ruth R. Harkin 05 William R. Rhodes 06 J. Stapleton Roy				Proposal 5 - COMMONSENSE EXECUTIVE COMPENSATION	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS	FOR ☐	AGAINST ☐	ABSTAIN ☐	Proposal 6 - ANWR DRILLING	FOR ☐	AGAINST ☐	ABSTAIN ☐
Proposal 3 - AUTHORIZE THE 2004 OMNIBUS STOCK AND PERFORMANCE INCENTIVE PLAN	FOR ☐	AGAINST ☐	ABSTAIN ☐				

A L QUINTAS
SALGADOS
2640 MAFRA
PORTUGAL

054274

I PLAN TO ATTEND THE ANNUAL MEETING ☐

Consenting to receive all future annual meeting materials and shareholder communications electronically is simple and fast! Enroll today at www.melloninvestor.com/ISD for secure online access to your proxy materials, statements, tax documents and other important shareholder correspondence.

Signature: ____________________ Signature: ____________________ Dated: ____________, 2004

Your signature on this proxy card should be exactly the same as the name imprinted hereon. Unless you vote by telephone or on the internet, please mark, date, sign and return this proxy card for receipt by May 5, 2004.

▲ Detach here from proxy voting card. ▲

IF YOU WISH TO VOTE BY TELEPHONE IN THE UNITED STATES, PUERTO RICO OR CANADA, PLEASE FOLLOW THE INSTRUCTIONS BELOW. IF YOU VOTE BY THE INTERNET OR TELEPHONE, PLEASE *DO NOT* RETURN YOUR CARD BY MAIL.

HAVE YOUR PROXY CARD IN HAND.

TO VOTE BY PHONE THROUGH OUR TABULATOR, MELLON INVESTOR SERVICES LLC:

- On a touch-tone telephone call Toll Free 1-800-435-6710 — 24 hours a day — 7 days a week.
- Enter your eleven-digit Control Number which is indicated below.

Option 1: To vote as the Board of Directors recommends, press 1. If you wish to vote separately for any Proposal, press 0.

When you press 1, your vote will be confirmed and cast as you directed. END OF CALL

Option 2: If you choose to vote separately for any Proposal, you will hear the following instructions:

Proposal 1: To VOTE FOR ALL nominees, press 1;
To WITHHOLD FOR ALL nominees, press 2;
To WITHHOLD FOR AN INDIVIDUAL nominee, press 0, enter the two digit number that appears next to the name of the nominee for whom you DO NOT wish to vote.

Proposals 2-6: *You may make your selection at any time.*
To vote FOR, press 1;
To vote AGAINST, press 2;
To ABSTAIN, press 0.

Your vote will be repeated and you will have an opportunity to confirm it.

THANK YOU FOR VOTING

ConocoPhillips

Annual Meeting
May 5, 2004
Admission Ticket

A L QUINTAS
SALGADOS
2640 MAFRA
PORTUGAL

358 014 546 32

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated December 30, 2004

The proposal recommends that as the terms of board members expire, that potential candidates of the highest personal and petroleum qualifications, integrity and values be selected and recommended for election to the board.

We are unable to concur in your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ConocoPhillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that ConocoPhillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ConocoPhillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor